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                                                                   Exhibit 99.63

                         (POINTS INTERNATIONAL LTD LOGO)

     POINTS INTERNATIONAL PARTNERS WITH SCANDINAVIAN AIRLINES SYSTEMS (SAS),
                 ENABLING EUROBONUS MEMBERS TO BUY POINTS ONLINE

TORONTO - JANUARY 29, 2004 - Points International Ltd. (TSXV: PTS), operator of The Points Exchange, the only independent loyalty program currency exchange - at www.points.com, today announced that it has launched a pointspurchase(TM) solution for Scandinavian Airlines System (SAS). Members of the SAS EuroBonus loyalty program can now buy points online at www.scandinavian.net, enabling them to reach reward redemption levels faster.

     "At SAS, we continually look for ways we can add value for our customers," said Filip Francke , VP Frequent Flyer Program/SAS EuroBonus of SAS. "Points International has expertise in this area, and our partnership has allowed us to quickly implement an online tool for purchasing points so that members can easily top up their EuroBonus accounts and book reward flights sooner."

     SAS is the seventh largest European airline and the national carrier of Denmark, Norway and Sweden. Today the airline has 2,8 million members in its EuroBonus program. EuroBonus started in April 1992 and has since then constantly grown.. It has six times been elected "Best program of the year" in the Freddie Awards

     Pointspurchase(TM) is part of Points International's growing portfolio of custom products - Points Solutions - that enable loyalty programs to enhance customer service and generate additional revenue. Built on leading edge technology and developed and

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managed in-house, Points Solutions are internationally marketed to travel providers and loyalty programs

     "Points has seen strong consumer demand for the purchase of miles online, and through the pointspurchase(TM) solution, we have sold hundreds of millions of miles to date across our partner base," said Rob MacLean, CEO of Points International. "Following on from our pointspurchase(TM) partnership with Lufthansa Airlines, Points is expanding its presence in Europe by working with SAS. We look forward to helping Scandinavian Airlines offer this important feature to members of its popular EuroBonus program."

ABOUT POINTS INTERNATIONAL

     Points operates the only independent loyalty points exchange - at www.points.com - allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. Pointsxchange(R) has to date attracted close to 40 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), America West Airlines (FlightFund), Alaska Airlines (Mileage Plan), JCPenney and many more. Points International shares trade on the Toronto Stock Exchange (TSX Venture) under the symbol PTS.

                                       ###

FOR MORE INFORMATION, PRESS ONLY:   FOR INVESTOR RELATIONS, PARTNERSHIPS AND
                                    OTHER INQUIRIES:
Scott Goldberg                      Christopher Barnard
Edelman Public Relations            President, Points International
+1 312 297-7414                     +1 416 596-6381
scott.goldberg@edelman.com          christopher.barnard@points.com

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Source: Points International Ltd (TSX Venture Exchange: PTS)

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE